SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                                 (Amendment No. 3)*


                    Under the Securities Exchange Act of 1934



                  GLOBAL ONE DISTRIBUTION & MERCHANDISING INC.

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                                (Name of Issuer)




                          Common Stock, $.01 Par Value

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                         (Title of Class of Securities)


                                   378927 10 7

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                                 (CUSIP Number)


                                Joseph P. Bartlett, Esq.
                         Kinsella, Boesch, Fujikawa & Towle, LLP
           1901 Avenue of the Stars, 7th Fl., Los Angeles, California 90067

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 13, 1998

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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                                                     PAGE 2 OF 4
CUSIP NO. 378927 10 7

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         EREKESEF SECURITIES LIMITED
         Social Security No.:  None

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [ ]  (b) [ ]

3        SEC USE ONLY

4        SOURCE OF FUNDS: WC (See response to Item 3)

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         BRITISH VIRGIN ISLANDS

NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                               0
BENEFICIALLY
OWNED BY                                    8        SHARED VOTING POWER
EACH                                                 0
REPORTING
PERSON                                      9        SOLE DISPOSITIVE POWER
WITH                                                 0

                                            10       SHARED DISPOSITIVE POWER
                                                     0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES

13       PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (11)
         0

14       TYPE OF REPORTING PERSON
         CO



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



                                                                     PAGE 3 OF 4

ITEM 1.  SECURITY AND ISSUER

         This  Amendment  No. 3 to Schedule 13D  ("Amendment  No. 2") amends the
Schedule 13D filed November 6, 1997 as amended (the "Schedule 13D") by Erekesef Securities Limited ("Erekesef"), a British Virgin Islands Corporation, relating to the common stock, $.01 par value (the "Common Stock") of Global One
Distribution & Merchandising, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined have the same meanings ascribed to them in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION

         The agreement between the Company and GOGO Holdings, Inc. dated as of April 6, 1998, terminated due to the failure of the other parties thereto to perform their obligations thereunder.

         On October 13, 1998, pursuant to a Resolution Agreement dated October 8, 1998, Erekesef sold all shares of the Company held by it to Miller, Johnson & Kuehn, Incorporated or its designee in exchange for $100,000.

         Erekesef has no other contracts, arrangements, understandings or relationships with respect to the Common Stock required to be described pursuant to Item 6 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER



(a)      Amount beneficially owned by Erekesef: 0

         Percent of Class: 0%

(b) Number of shares as to which such person has:

         (i)               Sole power to vote or to
                           direct the vote:                         0

         (ii)              Shared power to vote or
                           to direct the vote:                      0

         (iii)             Sole power to dispose of
                           or direct the disposition of:            0

         (iv)              Shared power to dispose of
                           or direct disposition of:                0


(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

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



                                                                     PAGE 4 OF 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The agreement between the Company and GOGO Holdings, Inc. dated as of April 6, 1998, terminated due to the failure of the other parties thereto to perform their obligations thereunder.

         On October 13, 1998, pursuant to a Resolution Agreement dated October 8, 1998, Erekesef sold all shares of the Company held by it to Miller, Johnson & Kuehn, Incorporated or its designee in exchange for $100,000.

         Erekesef has no other contracts, arrangements, understandings or relationships with respect to the Common Stock required to be described pursuant to Item 6 of Schedule 13D.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit 10: Resolution Agreement dated as of October 9, 1998, by and between
                Erekesef Securities Limited, Global One Distribution & Merchandising Inc. and others.



                                   SIGNATURE


         After reasonable inquiry, to the best of my knowledge and belief, I certify that the information set forth in this statement of beneficial ownership on Schedule 13D is true, complete and correct.

DATED: October 16, 1998                      Signed: Erekesef Securities Limited



                                             /s/ Kevin Bermeister
                                             -----------------------------------
                                             Kevin Bermeister, President





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